Exhibit 1.01
Jacobs Engineering Group Inc.
Conflict Minerals Report
for the Year Ended December 31, 2019
This Conflict Minerals Report (this “Report”) of Jacobs Engineering Group Inc. for the year ended December 31, 2019 (the “Reporting Period”) is provided to comply with Rule 13p-1 (the “Rule”) issued pursuant to the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products may contain Conflict Minerals which are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured, or whose manufactured products may be from recycled or scrap sources. References in this Report to “Jacobs,” the “Company,” “we,” “our,” or “us” mean Jacobs Engineering Group Inc. and its subsidiaries.
Form SD defines “Conflict Minerals,” as “(i) [c]olumbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the [Covered Countries]; or (ii) [a]ny other mineral or its derivatives determined by the Secretary of State to be financing conflict in the [Covered Countries].” Conflict minerals are considered to be from recycled or scrap sources if they are from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing. Recycled metal includes excess, obsolete, defective, and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold. Minerals partially processed, unprocessed, or a bi-product from another ore are not included in the definition of recycled metal.
The Company fully supports the goals and objectives of the Act, which aims to prevent the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or adjoining countries (including Angola, Burundi, Central African Republic, Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia; and collectively the “Covered Countries”).
On June 12, 2019, we completed the acquisition of The KeyW Holding Corporation, a cybersecurity and engineering products and services company (“KeyW”). At the time of the acquisition, KeyW was an SEC reporting company that filed an annual Form SD and accompanying Conflicts Mineral Report with the SEC. As we continue to integrate KeyW’s product engineering group and supply chain controls, we rely on KeyW’s existing supply chain survey process. We have determined, after conducting appropriate due diligence, that KeyW’s existing controls are sufficiently rigorous to satisfy our own risk-based due diligence standards for the Reporting Period. References in this Report to KeyW and its policies and procedures refer to KeyW and to such policies and procedures as were in place at KeyW during the Reporting Period unless otherwise noted. As discussed below, based on the analysis performed by KeyW of the products that it manufactured and components that it acquired for integration into KeyW products during the Reporting Period, the Company has determined that certain Conflict

Minerals are necessary to the functionality or production of some of KeyW’s products. This Report describes the process undertaken by KeyW for identifying Conflict Minerals necessary to the functionality or production of these products, as well as KeyW’s country of origin inquiry and additional due diligence measures taken as to the source and chain of custody of these Conflict Minerals.
KeyW’s full Conflict Minerals Policy is available at the following internet website: http://invest.jacobs.com/investors/Corporate-Governance--ESG-Data/default.aspx. The content on any website (or accessible through any website) referred to in this Report is not incorporated by reference into this Report unless expressly noted.
1.Overview.
At Jacobs, we are challenging today to reinvent tomorrow by solving the world’s most critical problems for thriving cities, resilient environments, mission-critical outcomes, operational advancement, scientific discovery and cutting-edge manufacturing, turning abstract ideas into realities that transform the world for good. Leveraging a talent force of approximately 55,000, Jacobs provides a full spectrum of professional services including consulting, technical, scientific and project delivery for the government and private sector. With the acquisition of KeyW in June 2019, we expanded our advanced engineering and technology solutions in the key growth areas of intelligence, cyber and counterterrorism. KeyW’s core capabilities include advanced cyber operations and training; geospatial intelligence; cloud and data analytics; engineering; and intelligence analysis and operations. Other KeyW services include a suite of intelligence, surveillance, and reconnaissance solutions deployed from an advanced sensor delivery platform, proprietary products, including electro-optical, hyperspectral, and synthetic aperture radar sensors, and other products that KeyW manufactures and integrates with hardware and software to meet unique and evolving intelligence mission requirements.
To the nominal extent that KeyW used Conflict Minerals in its products during the Reporting Period, such Conflict Minerals were in metallic form and included substrates, or metal deposited as a thin layer on the surface of an insulating circuit board. The metals were included in finished printed circuit boards, as well as wire and electronic components sold by KeyW. All substrates were purchased from third party suppliers. Although these boards or components can be found in several of KeyW’s products (specialized printed circuit boards and handheld radio frequency detectors), KeyW believes that only trace amounts of Conflict Minerals can be found in the finished products.
As a company whose products are highly complex, KeyW was aware of the nature of the materials supplied to KeyW for use in its products, but KeyW had to rely on direct suppliers to provide specific information on the origin of Conflict Minerals if contained in components and materials supplied to KeyW, including sources of Conflict Minerals that were supplied to such direct suppliers from lower tier suppliers. In most instances, KeyW was not privy to, and often was several levels removed from, the entities that mined the Conflict Minerals. As an example, KeyW did not purchase raw ore or unrefined Conflict Minerals but instead bought parts that may have already contained Conflict Minerals. KeyW therefore did not typically have a direct relationship with Conflict Minerals smelters and refiners and did not perform or direct, and could not perform or direct audits of these entities within KeyW’s supply chain.

2.Reasonable Country of Origin Inquiry.
As required by Form SD, the Company, through KeyW, conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in KeyW products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources. Prior to and during the Reporting Period, KeyW’s Conflict Minerals Committee led by KeyW’s Compliance Director and consisting of other key KeyW personnel, identified products that KeyW purchased for integration into KeyW end products in which a Conflict Mineral was known to be used or may be contained within. The Conflict Minerals Committee also identified suppliers of these components and parts (the “Suppliers”).
KeyW flowed down requirements regarding Conflict Minerals where appropriate. When sourcing supplies for the production or manufacture of its products, KeyW provided a Supplier Certificate of Compliance (“Compliance Certificate”) to collect information from the Suppliers. The Compliance Certificate consisted of questions about sourcing of materials and requested each Supplier to identify whether the Supplier had provided any Conflict Minerals contained in materials or products supplied by such Supplier, whether any Conflict Minerals provided were from one of the Covered Countries, and whether any Conflict Minerals provided originated from a recycler or a scrap supplier. The completed Compliance Certificates were then reviewed by the Conflict Minerals Committee or internal legal counsel to determine whether the information appeared to be complete and correct.
KeyW received responses from a majority of the Suppliers from which it solicited Compliance Certificates. Not all Suppliers provided a fully complete Compliance Certificate. KeyW requested Suppliers that did not fully complete a Compliance Certificate, or whose Compliance Certificate was determined incomplete or inconsistent, to complete the Compliance Certificate in follow-up communications, and when requested, KeyW provided guidance to Suppliers that appeared to be unfamiliar with the Compliance Certificate and/or the questions being asked.
The level of detail and completeness provided in the responses to the Compliance Certificates varied. Ultimately, KeyW analyzed the information that the Suppliers provided to make determinations as to which products contain Conflict Minerals.
3.Conflict Minerals Due Diligence Process.
During the Reporting Period, KeyW’s Conflict Minerals due diligence measures were designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, and are summarized below. Jacobs is in the process of integrating the following policies, procedures and systems with its own.
(a)Establish Strong Company Management Systems.
KeyW established strong company management systems through the development of policies, processes, and awareness in corporate management that flowed down through KeyW’s sectors. KeyW’s systems included creating a firm statement on the Company’s position on the use of conflict minerals and the continued reliance on the KeyW Conflict Minerals Committee.

Position on the Use of Conflict Minerals.
KeyW adopted the following Conflict Minerals Statement during the Reporting Period:
KeyW is committed to conducting its business activities in accordance with the highest legal and ethical standards. This commitment is reflected in the Company’s Business Conduct Policy, which is provided on KeyW’s website, corporate intranet, and is updated from time to time to conform with changes to laws, regulations, and industry standards. Thus, the Company is committed to sourcing materials from suppliers that share KeyW values, and KeyW expects suppliers to also comply with applicable legislation and regulations related to ethical sourcing of materials in an effort to prevent contributing to human rights abuses.
The legislation and regulation applicable to ethical sourcing include section 1502 of the Dodd- Frank Wall Street Reform and Consumer Protection Act. Relatedly, the U.S. Securities and Exchange Commission (SEC) approved a final rule regarding the sourcing of Conflict Minerals from Covered Countries. Under the rule, publicly traded companies must annually report to the SEC, beginning on May 31, 2014, the presence of Conflict Minerals originating from Covered Countries in the products they manufacture or contract to manufacture if the Contract Minerals are necessary for the functionality or production of a product, and whether such Conflict Minerals may be sourced from recycled or scrap materials.
KeyW is engaged in creating a comprehensive process to meet the obligations, including taking steps to increase the Company’s supply chain due diligence measures and internal controls for Conflict Minerals. Concerns regarding KeyW’s Conflict Minerals process, statements, and/or policy or any potential violations may be reported through KeyW’s Compliance Helpline.
The Conflict Minerals Committee.
During the Reporting Period until the date of acquisition of KeyW by Jacobs, KeyW‘s cross-functional Conflict Minerals Committee (the “Committee”) administered KeyW’s efforts to support the goals and objectives of the Act. The Committee consisted of KeyW’s Chief Financial Officer, General Counsel, Director of Ethics & Compliance, and Vice President of Corporate Contracts and Purchasing. The Committee was responsible for identifying and assessing risks in the supply chain as well as designing and implementing company-planned strategies to reduce the risks in the future:
•Suppliers. The Committee consulted with KeyW personnel and departments as necessary to make recommendations on the use of Suppliers; updated and reviewed the Compliance Certificates; and reviewed the actions of the KeyW Purchasing Department staff that were responsible for Supplier management.
•Products. The Committee reviewed KeyW’s products and production processes, as needed, to identify any necessary potential Conflict Minerals.
•Recordkeeping. The KeyW Purchasing Department sent a Compliance Certificate to each of the Suppliers. Among other things, the Compliance Certificate included clauses where the Supplier certified the following:

1.Supplier has not provided, nor will it provide, any Conflict Minerals from Covered Countries to KeyW; or
2.Supplier has provided Conflict Minerals to KeyW and has determined that the Conflict Minerals did not originate from Covered Countries; or
3.Supplier has provided Conflict Minerals to KeyW and has determined that the Conflict Minerals originated from a recycler or scrap supplier; or
4.Supplier has provided Conflict Minerals to KeyW from Covered Countries.
•Information Gathering. If a Supplier certified that it provided Conflict Minerals to KeyW from Covered Countries, the Supplier was required to identify the Conflict Minerals and their origin, or the Supplier was required to state that it did not know the origin. The Committee or internal legal counsel then analyzed and tracked Supplier responses, submitted follow-up requests as necessary, and maintained updated records and Compliance Certificates.
•Contractual Measures. KeyW, upon the recommendation of the Committee, adopted a Conflict Minerals provision for purchase orders and agreements with the Suppliers. Among other things, the provision required compliance with the Act and required the Supplier to complete a Compliance Certificate.
(b)Identify and Assess Risk in the Supply Chain.
KeyW assessed its supply chain to reduce the likelihood that the Conflict Minerals used in KeyW’s products could benefit armed groups in the Covered Countries. The Compliance Certificate was the primary method of identifying risks in the supply chain. KeyW also worked with the Suppliers to develop greater supply chain transparency.
(c)Design and Implement a Strategy to Respond to Identified Risks.
In situations where a Supplier disclosed the existence or potential existence of Conflict Minerals that were sourced from the Covered Countries in components or parts sold to KeyW, KeyW engaged with the Supplier to understand the Supplier’s procurement practices. KeyW also worked with the Supplier, if determined necessary, to attempt to reduce the likelihood that future materials would contain Conflict Minerals sourced from Covered Countries. This communication and process of transparency worked in a cyclical fashion, and over time helped to reduce the chance that KeyW’s products contained Conflict Minerals sourced from Covered Countries and put KeyW in a better positioned to evaluate the circumstances affecting the Supplier.
To move forward in its integration and compliance efforts, the Company plans to continue to (1) set expectations for Suppliers for compliance with the regulations and (2) remain engaged with Suppliers throughout the supply chain process.
Setting Expectations for Suppliers
During the Reporting Period, KeyW worked with the Suppliers to determine whether the materials KeyW purchased from them for incorporation into KeyW end products contained Conflict Minerals from a Covered Country. KeyW expected Suppliers that reported the use of

Conflict Minerals sources from Covered Countries to confirm that the use of such minerals did not directly or indirectly finance or benefit armed groups, and to comply with the SEC reporting requirements.
Additionally, KeyW expected the following of its Suppliers:
•The Suppliers would make best efforts to supply KeyW with “DRC Conflict Free” materials (as defined in the Act), and the Suppliers who were currently not supplying KeyW with DRC Conflict Free materials would make best efforts to obtain materials that were DRC Conflict Free, with assistance from KeyW if needed.
•The Suppliers would adopt their own corporate policy on Conflict Minerals that was consistent with KeyW’s policy, implement management systems to support compliance with their policy, and required their own suppliers to take the same steps.
•The Suppliers would develop supply chain due diligence and provide responses to KeyW in a timely manner, working to the best of their ability to provide current and accurate information, as well as updating that information to ensure continuing conformity.
Remaining Engaged with Suppliers
During the Reporting Period, in conformity with the OECD requirement to strengthen engagement with suppliers, KeyW’s management engaged the Suppliers, asking that they complete a Compliance Certificate on an annual basis, and provided the Suppliers with additional information, such as updated Compliance Certificates or directives regarding the Act, as necessary. Follow-up on these communications depended upon the nature and extent of the information received from the Suppliers. This communicative and transparent process allowed KeyW’s management to better understand the supply chains of the Suppliers and the level of knowledge the Suppliers have of their own supply chains. KeyW’s management believed that this open communication process helped to improve the quality of the Suppliers’ responses. and increased accountability and the quality of the materials that KeyW received, thereby ensuring that KeyW avoided producing end products that contained Conflict Minerals sourced from Covered Countries.
(d)Audit of Third-Party Suppliers in KeyW’s Supply Chain (if necessary).
KeyW typically relied on third-party assurances and certifications, especially where Suppliers were candid and complete in their responses to the Compliance Certificates. However, KeyW reserved the right to audit or investigate a Supplier’s Compliance Certificate, or request Compliance Certificates along a Supplier’s supply chain. If determined necessary by the Committee, KeyW would also rely on an independent audit to assess whether KeyW’s due diligence framework was in conformity with the OECD framework, whether KeyW’s description of due diligence measures were consistent with this Report, as well as to assess the Compliance Certificate and make recommendations on how KeyW could better mitigate or eliminate risk along the supply chain, if necessary.
(e)Report on Supply Chain Due Diligence.
This Report is publicly available at http://invest.jacobs.com/investors/SEC-Filings/ and meets the OECD recommendation to report annually.

5.Conflict Minerals Diligence Results.
As described above, KeyW relied largely on the Suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to KeyW, as well as to provide information on the sources of Conflict Minerals that were supplied to the Suppliers from lower tier suppliers along their supply chains. To gather this information, KeyW used the Compliance Certificates combined with follow-up and continued communications with the Suppliers, and in some cases points along the Suppliers’ supply chain.
Based on this process, KeyW determined that small portions of tin, titanium, tungsten, and gold were included in products received from the Suppliers during the Reporting Period. Additionally, KeyW determined that a portion of the tin, titanium, tungsten, and gold included in its products during the Reporting Period may have been sourced from conflict-affected and high-risk areas.
The Suppliers did not always identify all the sources of the small portions of tin, titanium, tungsten, and gold in their products. There is a possibility that some of these Conflict Minerals were sourced in Covered Countries. Additionally, some of the Suppliers were unable to identify the sources from third party suppliers or the smelters that were used in the processing of the materials. This gap in information was due primarily to the quality and/or quantity of the information received from some Suppliers and the trace amount of known Conflict Minerals that may be present in the products provided by their third-party suppliers.
Also, although KeyW received a response from the majority of the Suppliers from which it solicited Compliance Certificates during the Reporting Period, the quality of the responses varied, and as result, we are hesitant to depend fully on some of the responses. Going forward, the Company expects the quality of the information gathered from the Suppliers to continue to improve over time as the Suppliers become more familiar with the diligence process.
6.Future Steps.
The Company will continue to take steps to establish and improve the Company’s policies and processes in compliance with the Act, with the goal to completely avoid producing products that contain Conflict Minerals sourced from Covered Countries including the following:
•Include a Conflict Minerals provision in new or renewed Supplier contracts.
•Communicate with the Suppliers on a regular basis to educate the Suppliers or direct them to training resources on this topic. The Company believes this will increase the response rate on Supplier Certificates of Compliance and improve their content, as well as create a more informed Supplier base.
•Work with the Suppliers supplying us with Conflict Minerals from sources that support conflict in a Covered Country to establish alternative sources in keeping with the spirit of the Act.
•Attempt to determine where the Suppliers obtain their supplies and ensure that third-party suppliers are not sourcing Conflict Minerals from Covered Countries.
•Continue to become educated as a company on best practices in this area.
•Maintain an informed and strong Conflict Minerals Committee.
•Maintain conformity with the OECD framework of due diligence.